Exhibit 11


Statement Re Computation of Per Share Earnings
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Basic earnings per share of $.90 for the second quarter of 1999 were computed by dividing net income of $29,947,473 by the weighted average number of shares of common stock outstanding during the quarter of 33,148,046.